Exhibit 21.1

Subsidiaries of Evolent Health, Inc.

Legal Name	Jurisdiction of Organization
Evolent Health LLC	Delaware
Valence Health, LLC	Delaware
Aldera Holdings, LLC	Delaware
Evolent Assurance Solutions, LLC	Vermont
EH Holdings Company, Inc.	Delaware
True Health New Mexico, Inc.	New Mexico